EXHIBIT 12

ILLINOIS POWER COMPANY

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO

FIXED CHARGES

(Thousands of Dollars)

	Quarter Ended March 31,
	2002		2003
Earnings Available for Fixed Charges:
Net income (loss) from continuing operations	$34,482		$34,454
Add:
Income Taxes:
Current	(11,974)		2,180
Deferred—Net	19,392		5,646
Allocated income taxes	16,974		16,674
Investment tax credit—deferred	(318)		(353)
Interest on long-term debt	23,609		39,131
Amortization of debt expense and premium-net, and other interest charges	3,883		3,557
One-third of all rentals (Estimated to be representative of the interest component)	558		346

Earnings (loss) available for fixed charges	$86,606		$101,635

Fixed charges:
Interest on long-term debt	$23,609		$39,131
Amortization of debt expense and premium-net, and other interest charges	3,883		3,557
One-third of all rentals (Estimated to be representative of the interest component)	558		346

Total Fixed Charges	$28,050		$43,034

Ratio of earnings to fixed charges	3.09	x	2.36	x